
TGN

TRANSPORTADORA DE GAS DEL NORTE S.A.

July 23, 2003

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 28 2003
WASH. D.C. 155 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re.: *Transportadora de Gas del Norte S.A.*
File N° 82-3845


03024884

Ladies and Gentlemen:

Please be informed that effective January 1, 2003 Transportadora de Gas del Norte S.A. has decided to discontinue filings pursuant to Rule 12g3-2(b)(1)(i) under the Securities and Exchange Act of 1934.

Sincerely yours,

Marcelo Brichetto
General Counsel

PROCESSED
AUG 12 2003
THOMSON FINANCIAL